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IN

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-16 AND ENDING 12-31-16
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enspire Investment

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 South Yosemite Street Suite 600
(No. and Street)

Denver (City) CO (State) 80237 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson JR CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive (Address) West Springfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Enspire Investments
3 Ledgewood Drive
Cohasset, MA 02025

We have audited the accompanying statement of financial position of Enspire Investments (a wholly owned subsidiary of Intrustnet Insurance Services, LLC) as of December 31, 2016 and the related statement of operations, member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-15 under the Securities Exchange Act of 1934 and the related notes to the financial statements. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enspire Investments's (a wholly owned subsidiary of Intrustnet Insurance Services, LLC) as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Supplemental Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Enspire Investments (a wholly owned subsidiary of Intrustnet Insurance Services, LLC) financial statements. The Supplemental Schedule of Computation of Net Capital is the responsibility of the company's management. Our audit procedures included determining whether the Supplemental Schedule of Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Schedule of Computation of Net Capital. In forming our opinion on the Supplemental Schedule of Computation of Net Capital , we evaluated whether the Supplemental Schedule of Computation of Net Capital , including its form and content, is presented in conformity with 17C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule of Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
Norwell, Massachusetts

March 13, 2017

ENSPIRE INVESTMENTS

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Financial Statements
Year ended December 31, 2016

ENSPIRE INVESTMENTS

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)
Year ended December 31, 2016

Contents

Enspire Investments
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Statement of Financial Position
December 31, 2016

ASSETS

Assets:	
Cash	$ 23,516
Prepaid Renewal Expense	8,261
Total assets	$ 31,777

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ 17,121
Member's equity	14,656
Total liabilities and member's equity	$ 31,777

See notes to financial statements

Enspire Investments

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Statement of Operations
Year Ended December 31, 2016

Revenues	$ 8,638
Cost of Goods Sold:	
Underwriting Cost	212
Operating expenses:	
Bank Charges	14
Sales Expense	2,711
Business Expenses- Registration Fees	923
Professional Services	5,000
	8,648
Other Income:	
Interest Earned	2
Net Loss	$ (220)

See notes to financial statements

Enspire Investments
(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Statement of Member's Equity
Year Ended December 31, 2016

Balance, beginning	$ 14,876
Net Loss	(220)
Balance, ending	$ 14,656

See notes to financial statements

Enspire Investments

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Statement of Cash Flow
Year Ended December 31, 2016

Cash flows from operating activities:	
Net Loss	$ (220)
Adjustments to reconcile net loss to net cash used by operating activities:	8,860
Net cash used by operating activities	8,640
Net increase in cash	8,640
Cash, beginning of year	14,876
Cash, end of year	$ 23,516

See notes to financial statements

1. Nature of business:

Enspire Investments (the Company), a successor to Bluestone Investment Banking Group, was formed on April 9, 2009 and is now a wholly owned subsidiary of Intrustnet Insurance Services , LLC (IIS,LLC). The Company was purchased and application made in August 2015 and approved for transfer of ownership and control in March 2016 for purposes of acting as a broker dealer with the capacity and qualifications to provide access to private placement insurance products for financial fiduciaries and their Accredited Investor and or Qualified Purchaser qualified clients. The Company is also authorized for variable products but does not maintain a capacity for VIT (special purpose mutual funds for insurance portfolios) given customer demand is focused on SMA accounts. The member firm, Enspire Investments, has a unique form of revenue and does not charge commissions and/or markups in any component of its current transactions. The Company generates revenue from M and E fees charged to assets under administration paid to IPL and invoiced monthly for the life of asset retention.

The Company is registered with the Securities and Exchange Commission ("SEC", SEC file #8-52857) and is a member"(CRD# 104395)of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation (SIPC).

2. Summary of significant accounting policies:

Basis of accounting:

The Company uses the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Income taxes:

The Company is a "disregarded entity" for federal and state income tax purposes. As such, the Company's revenues and expenses are reported with tax filing of IIS,LLC. IIS,LLC is treated as

2. Summary of significant accounting policies: (Continued)

a partnership for federal and state income tax purposes. No provision for federal or state income taxes has been made by the Company as the individual members of IIS,LLC are responsible for any tax consequences of their respective shares of the Company's profit or loss.

The Company accounts for uncertainty with regard to income taxes in accordance with accounting principles generally accepted in the United States of America. Since the Company is not a tax paying entity for federal and state income tax purposes, there are no material unrecognized tax benefits or adjustments to liabilities or operations required as of December 31, 2016.

IIS, LLC's tax returns, which include the Company, are subject to examination by the Internal Revenue Service and state taxing authorities, although no such examinations have been initiated as of the date of our audit report.

3. Related parties:

IIS, LLC maintains and owns software that is core to the business process of the member firm as well as component insurance processes which may or may not result in a private placement. Only insurance product offerings completely accepted by the client and RIA are encapsulated in a Private Placement under Rule 506 of Regulation D. Enspire Investments maintains a documented and approved expense sharing agreement with its parent.

ISS, LLC also has an affiliate, Intrustnet Management Services , a local agent in South Dakota that establishes and manages the creation of LLC's through which beneficial ownership interest is conveyed in the Private Placement.

During the year ended December 31, 2016, the Company has sold Private Placement Life Insurance Products to seven clients.

4. Commitments and contingencies:

The Company has no commitments or contingencies that would require disclosure in the financial statements.

5. Net capital:

The Company does not and will not receive any customer funds and securities and will not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3, exemption of the Customer Protection Rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $6,395, exceeding the minimum net capital requirement of $5,000.

6. Subsequent Events:

Subsequent events were evaluated through March 13, 2017, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

Enspire Investments

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

Capital:	
Member's equity	$ 14,656
Nonallowable assets:	(8,261)
Net capital before security haircuts	6,395
Security haircuts	-
Net capital	6,395
Minimum dollar net capital requirement	5,000
Excess net capital	$1,395
Aggregate indebtedness	$ 17,121
Ratio of aggregate indebtedness to net capital	2.68

Enspire Investments

(a wholly owned subsidiary of Intrustnet Insurance Services, LLC)

Reconciliation of Net Capital Computation
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2016

A reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2016 is as follows:

Unaudited net capital at December 31, 2016	$	19,806
Differences		(5,150)
Audited net capital at December 31, 2016	$	14,656

Audit fee accrual ($5,000) and miscellaneous adjustment of $150